UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

amendment no. 2

to

SCHEDULE 13D

Under the Securities Exchange Act of 1934

BIOVIE INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

09074F 108
(CUSIP Number)

Mitchell S. Nussbaum, Esq. Loeb & Loeb LLP 345 Park Avenue New York, New York 10154 (212) 407-4159

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 22, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 9 Pages)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP No. 09074F 20 7	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON ACUITAS GROUP HOLDINGS, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES	7	SOLE VOTING POWER 11,168,538
BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 0
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 11,168,538
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,168,538
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80.3%*
14	TYPE OF REPORTING PERSON CO

* Based on 13,916,164 issued and outstanding shares of Class A common stock, par value $0.0001 per share (the “Common Stock”) as of September 23, 2020, the Reporting Person beneficially owns approximately 80.3% of the issued and outstanding Common Stock of the Issuer.

CUSIP No. 09074F 20 7	13D	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Terren S. Peizer
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER 11,168,538
BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 0
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 11,168,538
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,168,538
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80.3%*
14	TYPE OF REPORTING PERSON IN

* Based on 13,916,164 issued and outstanding shares of Common Stock as of September 23, 2020, the Reporting Person beneficially owns approximately 84.5% of the issued and outstanding Common Stock of the Issuer.

Page 4 of 6 Pages

Item 1.  Security and Issuer.

This Amendment No. 2 (this “Amendment”) relates to the Class A common stock, par value $0.0001 per share (“Common Stock”), of BioVie Inc., a Nevada corporation (the “Company” or the “Issuer”). The address of the Issuer’s principal executive office is 2120 Colorado Avenue, #230, Santa Monica, California 90404.

This Amendment amends the Items set forth below of the Statement of Beneficial Ownership on Schedule 13D initially filed on July 3, 2018, as amended by Amendment No. 1 thereto filed on September 25, 2019 (as so amended, the “Statement”) with the Securities and Exchange Commission by supplementing the Statement with the information set forth herein.

Item 3.  Source and Amount of Funds and Other Consideration.

Item 3 of the Statement is hereby amended by adding:

On September 22, 2020, the Company closed the Public Offering, resulting in gross proceeds to the Company of $18.0 million, of which approximately $1.8 million was used to satisfy all amounts owing in respect of the Debenture. Concurrently with the closing of the Public Offering and repayment of the Debenture, the Company issued an aggregate of 6,909,582 shares of Common Stock to Acuitas, representing (i) shares issuable pursuant to Acuitas’ rights under the Purchase Agreement with the Company resulting from a 50% adjustment of the purchase price applicable to its initial investment in the Company and the exercise price of the warrants received in such transaction and the price per share should it exercise certain rights to purchase additional securities in the event of certain reductions in the useful life of the Company’s intellectual property rights, and (ii) the automatic exercise of warrants issued to Acuitas in connection with the Debenture financing at the par value of the Common Stock.

Page 5 of 6 Pages

Item 5.  Interest in Securities of the Company.

Item 5 of the Statement is hereby amended and restated in its entirety to read as follows:

(a)      The approximate aggregate percentage of Issuer’s Common Stock reported beneficially owned by the Reporting Persons herein is based on the number of 13,916,164 issued and outstanding shares of Common Stock of the Company as of September 23, 2020, resulting in the Reporting Persons beneficially owning approximately 80.3% of the issued and outstanding Common Stock of the Issuer.

(b)      The Reporting Persons beneficially own an aggregate of 11,168,538 shares of Common Stock in which they have the shared power to vote or direct to vote, and the shared power to dispose of or direct the disposition of representing in the aggregate approximately 80.3% of the total issued and outstanding shares of Common Stock of the Company. Although Mr. Peizer directly owns none of the Company’s securities, he may be deemed a beneficial owner of the securities owned by Acuitas pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended.

(c)      Other than the acquisition of the securities reported in this Schedule 13D, the Reporting Persons have not effected any transactions in the Common Stock of the Company in the past sixty (60) days.

(d)      To the knowledge of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by it.

(e)      Not applicable.

Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   September 23, 2020

ACUITAS GROUP HOLDINGS, LLC By: /s/ Terren S. Peizer Name: Terren S. Peizer Title: Managing Member /s/ Terren S. Peizer Name: Terren S. Peizer